Exhibit 99.1

Nano Labs Announces Second Half of 2025 Financial Results

HANGZHOU, China, March 30, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider and crypto treasury company today announced its unaudited financial results as of December 31, 2025 and for the six months ended December 31, 2025.

Second Half of 2025 Financial Summary

●	Net revenue increased by 18.1% to RMB18.7 million (US$2.7 million) for the second half of 2025, from RMB15.9 million in the same period of 2024.

●	Gross loss was RMB29.1 million (US$4.1 million) for the second half of 2025, compared to a gross profit of RMB11.6 million in the same period of 2024.

●	Gain on change in fair value of cryptocurrencies was RMB130.0 million (US$18.5 million) for the second half of 2025, compared to a loss of RMB15.7 million in the same period of 2024.

●	Profit from operations was RMB60.8 million (US$8.7 million) for the second half of 2025, compared to a loss of RMB55.6 million in the same period of 2024.

●	Net income was RMB137.7 million (US$19.6 million) for the second half of 2025, compared to a net loss of RMB 60.4 million in the same period of 2024.

●	Net income per share (both basic and diluted) was approximately RMB6.2 (US$0.9) for the second half of 2025, compared to a net loss per share (both basic and diluted) of approximately RMB6.0 in the same period of 2024.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented: “2025 witnessed vigorous development in the Web3.0 industry. With the continuous improvement of the global crypto market environment, including the enhancement of crypto asset infrastructure and rising market participation, the crypto market and Web3.0-related sectors embraced a new phase of growth and opportunities.

Following a comprehensive and meticulous internal assessment of BNB’s strategic value and long-term prospects, we decided to take the lead in launching and continuously advancing the buildout of a BNB reserve. As of December 31, 2025, we held a total of 126,662 BNBs and a receivable for 3,338 BNBs collateral. By steadily increasing the BNB holdings, we have not only optimized our crypto asset allocation but also created favorable conditions for future business expansion and ecological collaboration.

In terms of capital operations, we successfully completed two rounds of financing in 2025, which provided strong support for the Company’s strategic transformation, the expansion of our crypto asset reserves, and the exploration of new business directions.

In March 2026, we officially launched our new-generation product — iPollo ClawPC A1 Mini, designed to support the Open Claw AI Agent system. Subsequently, we plan to introduce the Claw OS system and more hardware products to further extend the full-chain ecological services for AI Agents.

Meanwhile, to further enhance shareholder value and demonstrate the management’s confidence in the Company’s long-term development, we announced a share repurchase program of up to US$25.0 million in October 2025. This program has commenced and is expected to be implemented steadily over the long term.

Looking ahead, we will continue to closely monitor emerging industry trends and market dynamics. While maintaining stable operations, we will further advance our crypto asset strategic reserve and pursue broader industrial opportunities in the AI Agent ecosystem.”

Mr. Bing Chen, Chief Financial Officer of the Company, added: “For the second half of 2025, our net revenue increased by 18.1% from RMB15.9 million to RMB18.7 million (US$2.7 million). In addition, we successfully turned to a net income of RMB137.7 million (US$19.6 million) for the six months ended December 31, 2025, compared to a net loss of RMB60.4 million in the same period of 2024. Adhering to the principles of long-termism and prudent decision-making, our management will continue to monitor and capture emerging opportunities arising in the transformation from Web3.0 to Web4.0, with the goal of creating sustainable long-term value for the Company and all shareholders.”

Second Half of 2025 Financial Results

Net Revenues

Net revenue was RMB18.7 million (US$2.7 million) for the second half of 2025, compared to RMB15.9 million for the same period of 2024. The increase was primarily due to the increase in sales volume of iPollo V Series.

Cost of Revenues

Cost of revenues was RMB47.8 million (US$6.8 million) for the second half of 2025, compared to RMB4.3 million for the same period of 2024. The change was mainly due to the write-downs of inventories and value-added tax recoverable.

Operating Income (Expenses)

Total operating income increased by 233.9% to RMB89.9 million (US$12.8 million) for the second half of 2025, compared to a total operating expenses of RMB67.1 million for the same period of 2024.

●	Selling and marketing expenses decreased by 56.2% to RMB2.1 million (US$0.3 million) for the second half of 2025, from RMB4.8 million for the same period of 2024. The decrease in selling and marketing expenses was primarily due to the decrease in employee salary expenses.

●	General and administrative expenses increased by 30.3% to RMB33.1 million (US$4.7 million) for the second half of 2025, from RMB25.4 million for the same period of 2024. The increase in general and administrative expenses was primarily due to the increase in professional services fees.

●	Research and development expenses decreased by 76.9% to RMB4.9 million (US$0.7 million) for the second half of 2025, from RMB21.2 million for the same period of 2024. The decrease in research and development expenses was primarily due to the decrease in salary expenses, material fees, and equipment fees.

●	Change in fair value of cryptocurrencies was a gain of RMB130.0 million (US$18.5 million) for the second half of 2025, compared to a loss of RMB15.7 million for the same period of 2024. The increase in gain from change in fair value of cryptocurrencies was primarily due to the increased BNB price during the second half of 2025.

Profit (Loss) from Operations

Profit from operations was RMB60.8 million (US$8.7 million) for the second half of 2025, compared to loss from operations of RMB55.6 million for the same period of 2024.

Finance Expenses

Finance expenses was RMB0.3 million (US$0.05 million) for the second half of 2025, compared to RMB2.0 million for the same period of 2024.

Interest Expenses

Interest expenses was RMB11.7 million (US$1.7 million) for the second half of 2025, compared to RMB4.9 million for the same period of 2024. The change was due to the interest paid for the borrowings denominated in Bitcoin during the second half of 2025.

Change in Fair Value of Borrowings Denominated in Cryptocurrencies

Change in fair value of borrowings denominated in cryptocurrencies was a gain of RMB60.5 million (US$8.6 million) for the second half of 2025, compared to nil for the same period of 2024. The change was due to the borrowings denominated in Bitcoin in 2025, which was measured at fair value and repaid before December 31, 2025.

Other Income

Other income was RMB38.2 million (US$5.4 million) for the second half of 2025, compared to RMB1.7 million for the same period of 2024. The change was due to the Binance Launchpool and Airdrop income for BNB holders and income from crypto investment products.

Other Expenses

Other expenses was RMB9.9 million (US$1.4 million) for the second half of 2025, compared to nil for the same period of 2024. The change was due to the loss from change in fair value of short-term investments during the second half of 2025.

Net Income (Loss)

Net income was RMB137.7 million (US$19.6 million) for the second half of 2025, compared to a net loss of RMB60.4 million in the same period of 2024.

Basic and Diluted Earnings or Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted earnings per share was approximately RMB6.2 (US$0.9) for the second half of 2025, compared to basic and diluted loss per share of approximately RMB6.0 for the same period of 2024.

Cash and Cash Equivalents

As of December 31, 2025, the Company had cash and cash equivalents of RMB8.5 million (US$1.2 million), compared to RMB32.4 million as of December 31, 2024.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0288 to US$1.00, the central parity rate on December 31, 2025 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing Time) on March 30, 2026.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10053968-bdhi7v.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until 6 April 2026 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031

Hong Kong:	800 930 639

China:	400 1209 216

Replay PIN:	10053968

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider, and crypto treasury company. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream crypto currency, BNB, and established an integrated platform covering multiple business verticals, including HTC solutions, HPC solutions and iPollo Claw*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Consolidated Balance Sheets

(Unaudited)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,431,081	8,502,357	1,209,646
Restricted cash	418,722	1,347,795	191,753
Accounts receivable, net	572,803	281,446	40,042
Inventories, net	29,866,418	13,693,374	1,948,181
Prepayments	4,606,066	7,567,871	1,076,695
Short-term investments	-	26,214,992	3,729,654
Receivable for cryptocurrencies collateral	-	20,387,316	2,900,540
Cryptocurrencies, current	242,889,085	343,812,102	48,914,765
Other current assets	26,908,797	9,057,772	1,288,665
Total current assets	337,692,972	430,865,025	61,299,941
Non-current assets:
Long-term investment	-	2,000,000	284,544
Property, plant and equipment, net	197,341,915	182,630,671	25,983,194
Intangible asset, net	46,745,444	45,759,600	6,510,300
Value-added tax recoverables, non-current	28,949,636	30,414,877	4,327,179
Cryptocurrencies, non-current	-	424,743,318	60,428,995
Operating lease right-of-use assets	5,203,525	3,090,851	439,741
Total non-current assets	278,240,520	688,639,317	97,973,953

TOTAL ASSETS	615,933,492	1,119,504,342	159,273,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	18,000,000	43,000,000	6,117,687
Current portion of long-term debts	5,350,000	6,890,000	980,253
Accounts payable	18,101,451	19,424,629	2,763,577
Advance from customers	98,895,905	69,314,154	9,861,449
Borrowings denominated in cryptocurrencies	-	11,948,960	1,700,000
Operating lease liabilities, current	1,914,109	1,125,674	160,152
Other current liabilities	67,163,217	54,303,126	7,725,803
Total current liabilities	209,424,682	206,006,543	29,308,921
Non-current liabilities:
Long-term debts	170,683,636	170,902,834	24,314,653
Operating lease liabilities, non-current	2,917,350	1,696,750	241,400
Total non-current liabilities	173,600,986	172,599,584	24,556,053
Total liabilities	383,025,668	378,606,127	53,864,974
Shareholders’ equity:
Class A ordinary shares ($0.002 par value; 14,141,093 and 1,097,141,091 shares authorized as of December 31, 2024 and 2025, respectively; 13,273,596 and 20,712,924 shares issued as of December 31, 2024 and 2025, respectively; 12,815,143 and 20,185,908 shares outstanding as of December 31, 2024 and 2025, respectively)	176,842	283,565	40,343
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2024 and 2025)	36,894	36,894	5,249
Treasury shares	-	(1,666,859)	(237,147)
Additional paid-in capital	780,499,664	1,180,196,429	167,908,666
Accumulated deficit	(565,218,741)	(429,752,701)	(61,141,689)
Statutory reserves	6,647,109	6,647,109	945,696
Accumulated other comprehensive income (loss)	8,647,353	(7,450,495)	(1,059,995)
Total Nano Labs Ltd shareholders’ equity	230,789,121	748,293,942	106,461,123
Noncontrolling interests	2,118,703	(7,395,727)	(1,052,203)
Total shareholders’ equity	232,907,824	740,898,215	105,408,920

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	615,933,492	1,119,504,342	159,273,894

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	15,856,436	18,723,371	2,663,808
Cost of revenues	(4,284,184)	(47,805,304)	(6,801,346)
Gross profit (loss)	11,572,252	(29,081,933)	(4,137,538)

Operating income (expenses):
Selling and marketing expenses	(4,801,639)	(2,101,698)	(299,012)
General and administrative expenses	(25,379,491)	(33,060,877)	(4,703,630)
Research and development expenses	(21,210,897)	(4,894,258)	(696,315)
Change in fair value of cryptocurrencies	(15,744,170)	129,955,361	18,488,983
Total operating income (expenses)	(67,136,197)	89,898,528	12,790,026

Profit (Loss) from operations	(55,563,945)	60,816,595	8,652,488

Other income (expenses):
Finance expenses	(1,994,310)	(343,873)	(48,923)
Interest expenses	(4,903,728)	(11,650,617)	(1,657,554)
Interest income	407,669	34,482	4,906
Change in fair value of borrowings denominated in cryptocurrencies	-	60,507,605	8,608,526
Other income	1,660,935	38,220,971	5,437,766
Other expenses	-	(9,859,628)	(1,402,747)
Total other income (expenses)	(4,829,434)	76,908,940	10,941,974

Income (Loss) before income tax provision	(60,393,379)	137,725,535	19,594,462
Income tax provision	-	-	-
Net income (loss)	(60,393,379)	137,725,535	19,594,462
Less: net loss attributable to noncontrolling interests	(4,440,071)	(4,795,046)	(682,200)
Net income (loss) attributable to Nano Labs Ltd	(55,953,308)	142,520,581	20,276,662

Comprehensive income (loss):
Net income (loss)	(60,393,379)	137,725,535	19,594,462
Other comprehensive income (loss):
Foreign currency translation adjustment	1,591,571	(14,252,948)	(2,027,793)
Total comprehensive income (loss)	(58,801,808)	123,472,587	17,566,669
Comprehensive loss attributable to noncontrolling interests	(4,440,489)	(4,792,095)	(681,780)
Comprehensive income (loss) attributable to Nano Labs Ltd	(54,361,319)	128,264,682	18,248,449

Net income (loss) per ordinary share attributable to Nano Labs Ltd
Basic*	(6.01)	6.17	0.88
Diluted*	(6.01)	6.16	0.88

Weighted average number of shares used in per share calculation:
Basic*	9,316,203	23,115,401	23,115,401
Diluted*	9,316,203	23,121,316	23,121,316

*	After giving effect of the 10-for-1 reverse stock split effective on November 3, 2024.

Non-GAAP Reconciliation

(Unaudited)

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB	US$
Net income (loss)	(60,393,379)	137,725,535	19,594,462
Add:
Share-based compensation expenses	116,013	10,676	1,516
Non-GAAP adjusted net income (loss)	(60,277,366)	137,736,211	19,595,978